                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 MigraTEC, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                  Common Stock
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                       (Title of Class of Securities)

                                  681965 10 9
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                                 (CUSIP Number)

                               December 31, 1999
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 681965 10 9                 13G                    PAGE 2 OF 6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Tom H. Cabe
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       10,680,800
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        10,680,800
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   0
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        10,680,800
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        16.2%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        IN
--------------------------------------------------------------------------------


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CUSIP NO. 681965 10 9                 13G                    PAGE 3 OF 6 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Phoenix Energy Companies, Inc.
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Texas
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       3,500,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        3,500,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   0
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

         3,500,000
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        5.4%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------


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CUSIP NO. 681965 10 9                                          PAGE 4 OF 6 PAGES
---------------------                                          -----------------

           Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13G Statement, dated April 18, 1998, as amended by Amendment No.1 thereto dated June 8, 1999 (the "Schedule 13G"), relating to the Common Stock of MigraTEC, Inc. The Schedule 13G is amended to reflect an increase in the percentage of the class beneficially owned by Tom H. Cabe.

Item 1.

           Item 1(a)       Name of Issuer:
                           MigraTEC, Inc.

           Item 1(b)       Address of Issuer's Principal Executive Offices:
                           12801 North Stemmons Freeway, Suite 710,
                           Farmers Branch, Texas 75234

Item 2.

           Item 2(a)       Name of Person Filing:
                           This statement is being filed by Tom H. Cabe and Phoenix Energy Companies, Inc. ("PEC").

           Item 2(b) Address or principal business office or, if none, residence:
                           The address or principal business office for both Mr. Cabe and PEC is 5114 Yolanda Lane, Dallas, Texas 75229.

           Item 2(c)       Citizenship:
                           Mr. Cabe is a citizen of the United States of America. PEC is a corporation organized under the laws of the State of Texas.

           Item 2(d)       Title of class of securities:
                           Common Stock

           Item 2(e)       CUSIP No.:
                           681965 10 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

           (a)  [ ]        Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

           (b)  [ ]        Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).

           (c)  [ ]        Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

           (d)  [ ]        Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e)  [ ]        An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

           (f)  [ ]        An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

           (g)  [ ]        A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

           (h)  [ ]        A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);


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CUSIP NO. 681965 10 9                                          PAGE 5 OF 6 PAGES
---------------------                                          -----------------

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j)  [ ]        Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box.
                                                                             [X]
Item 4.    Ownership.

           Item 4(a) Amount beneficially owned: 10,680,800. Includes 3,500,000 shares of Common Stock owned by Phoenix Energy Companies, Inc., a Texas corporation, of which Mr. Cabe is the sole shareholder, and 1,196,800 shares issuable upon exercise of warrants exercisable by Mr. Cabe within 60 days. The shares reflect the amount owned as of December 31, 1999, with the percent of class based upon such ownership.

           Item 4(b)       Percent of class:  Mr. Cabe - 16.2%; PEC - 5.4%.

           Item 4(c)       Number of shares as to which the person has:

                           (i)   Sole power to vote or to direct the vote:
                                 Mr. Cabe - 10,680,800; PEC - 3,500,000.

                           (ii)  Shared power to vote or to direct the vote: 0

                           (iii) Sole power to dispose or to direct the
                                 disposition of: Mr. Cabe - 10,680,800; PEC - 3,500,000.

                           (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.    Ownership of Five Percent or Less of a Class.

           If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable



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CUSIP NO. 681965 10 9                                          PAGE 6 OF 6 PAGES
---------------------                                          -----------------


Item 8.    Identification and Classification of Members of the Group.

           Not Applicable

Item 9.    Notice of Dissolution of a Group.

           Not Applicable

Item 10.   Certifications.

           Item 10(a)

           Not Applicable

           Item 10(b)

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.



                                    Signature

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



March 9, 2001                               /s/ Tom H. Cabe
                                            ------------------------------------
                                                    Tom H. Cabe



           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



March 9, 2001                               PHOENIX ENERGY COMPANIES, INC.



                                            By:    /s/ Tom H. Cabe
                                                --------------------------------
                                                     Tom H. Cabe, President